December 2, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Investors Trust (on behalf of ING T. Rowe Price Equity Income Portfolio) (File No. 333-170125)

Dear Mr. Foor:

This letter responds to the comments that were provided in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING T. Rowe Price Equity Income Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on October 25, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING BlackRock Large Cap Value Portfolio, another series of the Registrant (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about December 2, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment. Comparison of Investment Objectives and Principal Investment Strategies — Page 8. Please clarify whether the Acquiring Portfolio’s investment in derivatives (pages 3 and 10) is a principal investment strategy of the Portfolio and if so, include this in the table.  Disclosure should provide the information required by Form N-1A about the Portfolio’s use of derivatives including the types of derivatives, the extent of their use and risk disclosure tailored to those strategies.

Response:  The Acquiring Portfolio currently invests in derivatives and this has already been included in the table 8 of the Registration Statement.  Specifically, the disclosure in the table on page 8 states that “[w]hile most of the [Acquiring] Portfolio’s assets will be invested in U.S. common stocks, it may also invest in other securities, including [among others] futures and options in keeping with its objectives.”  This disclosure lists “futures and options” as the two types of derivatives that the Acquiring Portfolio may invest as part of its principal investment strategies.  The disclosure also states that the extent of such investments is for the Portfolio to keep up with its investment objectives.  Finally, Registration Statement has also described the derivatives risk as a principal risk of the Acquiring Portfolio on pages 12-13.

The Registrant is aware of the SEC staff’s letter to the Investment Company Institute dated July 30, 2010, in which the staff provides the observations that some funds’ disclosures about derivatives tend to be generic and thus not useful for investors in evaluating the funds’ anticipated investment operations.  In the letter, the staff suggests that “[a] fund should review its use of derivatives when it updates its registration statement annually….”  The Registrant will conduct the annual update process for its series in early 2011, and will review thoroughly the disclosures of derivatives in the series’ registration statements, including the Acquiring Portfolio’s registration statement.

2)              Comment. Composite of Substantially Similar Managed Accounts - Page 16.  Please explain the selection of the expenses of Class I shares to adjust the gross returns for the Composite.

Response:  Unlike the other two registration statements on Form N-14 for the mergers of ING Lord Abbett Growth and Income Portfolio into ING Pioneer Equity Income Portfolio and ING Legg Mason ClearBridge Aggressive Growth Portfolio into ING Large Cap Growth Portfolio, this Registration Statement does not include any composite of substantially similar managed accounts.

3)              Comment. Board Considerations - Pages 20 and 21.

a. Comment.  Please explain how the Board applied the factors it considered to its decision. In addition, please state the Board’s conclusions as to these material factors.  For example, the statement that the Board considered the changes to the investment objectives, policies, restrictions, management and portfolio holdings does not provide insight into the Board’s consideration of these items and their connection to the Board’s recommendations.

Response: As it is currently disclosed in the Registration Statement, the Board has determined that the interests of the shareholders of each Portfolio will not be diluted as a result of the Reorganization, and that the Reorganization is in the interests of each Portfolio and its shareholders.  The determination was made after the Board’s consideration of detailed information on the facts and circumstances of the Reorganization, including, e.g., the economic benefits that the Acquired Portfolio shareholders will receive from lower gross and net expense ratios, the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Acquired Portfolio, the costs of the Reorganization, etc.  In evaluating all of these factors, the parties have no reason to believe that any single factor was controlling or determinative and the Board did not make any conclusion with respect to each individual factor.  Further, the Registrant believes that there is no requirement to disclose in the Registration Statement on Form N-14 the detailed discussion of factors considered by the Board for the Reorganization.

b. Comment.  Clarify the “direct and indirect costs” the Board considered that would be borne by each Portfolio and their shareholders. Please specifically address whether the Board considered transaction costs to be borne by shareholders in connection with the Reorganization. Per prior comment, please detail how the Board applied its consideration of costs to its decision to recommend the Reorganization.

Response:  The “direct costs” refer to the expenses of the Reorganization, which as disclosed in the section “Expenses of the Reorganization” “shall include, but not be limited to, the costs associated with the preparation of any necessary filings with the SEC, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special

Meeting.”  The “indirect costs” refer to the costs as a result of the portfolio transitioning, including the estimated transactional costs associated with any anticipated transition in the holdings of the Acquired Portfolio.  The Registrant notes that with respect to each proposed reorganization of the ING Funds, briefing materials given to the Board include estimates on the direct and indirect costs of the proposed reorganization, and the costs and benefits of the proposed reorganization are routinely scrutinized by a committee of the Board, which then reports to the full Board.

With respect to the requested disclosure of the Board consideration of the costs of the Reorganization in detail, please see our response to Comment 3(a) above.

4)              Comment. Portfolio Transitioning - Page 21.  Please explain the relevance to tax qualified investors of the disclosure as to the potential realization of taxable gains or losses for the portfolios from the transitioning.

Response:  The current disclosure on page 21 states that the portfolio transitioning “may result in the realization of taxable gains or losses for the [Acquiring] Portfolio.”  If the Acquiring Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed when the gains or losses are distributed to the shareholder and thus it would be important for that shareholder to be informed of the tax consequences.  However, since shareholders of the Acquiring Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are generally not subject to any tax consequences as a result of the portfolio transitioning.  Accordingly, the current disclosure generally may not be relevant to shareholders of the Acquiring Portfolio and as a practical matter may not be necessary.  As a result, the Registrant has deleted this disclosure in the Registration Statement.

II.                                     MISCELLANEOUS

5)              Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

6)              Comment: Please provide a footnote to the fee table disclosing total dollar amount of reorganization costs paid by the Portfolios, if any, and the associated per share amount of these costs.

Response:  The total dollar amount of the reorganization costs has already been disclosed in the section “Expenses of the Reorganization” on pages 21-22 of the Registration Statement, which provides that estimated expenses of approximately $125,200 will be shared equally between DSL (or an affiliate) and the Acquired Portfolio.  The Registrant believes that the requested information is not required to be disclosed in a footnote to the fee table.  The Registrant notes that the fee table in the Registration Statement complies with the format prescribed in Item 3 of Form N-1A as it is required under Form N-14, Item 3.

7)              Comment: Please disclose an estimate of the percentage of securities to be sold as part of the transitioning in connection with the Reorganization, no matter if these sales will occur before or after the merger.

Response. Management was able to estimate that approximately 90% of the Acquired Portfolio’s holdings are expected to be sold after the closing of the Reorganization based on the Acquired Portfolio’s holdings as of August 11, 2010. Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011, the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

8)              Comment.  Please disclose the portfolio transaction costs that are expected to be generated as a result of the portfolio transitioning.

Response.  If the Reorganization took place on August 11, 2010 and approximately 90% of the Acquired Portfolio’s holdings were sold after the closing of the Reorganization, management was able to estimate that the transaction costs, all of which would be borne by the Acquiring Portfolio, would have been approximately $52,000.  Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011 and because the estimated costs are not significant (less than 0.01% of the Acquiring Portfolio’s net assets as of August 11, 2010 and less than $0.001 per share), the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

9)              Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST letter”), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response. The Acquiring Portfolio has been selected as the accounting survivor in the Reorganization because the combined portfolio after the Reorganization (the “Combined Portfolio”) will most closely resemble the Acquiring Portfolio when we compare the factors pursuant to the analysis in North American Security Trust.

First, the Acquiring Portfolio is significantly larger than the Acquired Portfolio (about $1.35 billion v. $40.7 million, respectively, as of September 30, 2010).  Second, the Acquiring Portfolio and the Combined Portfolio have the same sub-adviser and portfolio manager, which are different from those of the Acquired Portfolio.  Third, the Acquiring

Portfolio’s investment strategies, which are different from those of the Acquired Portfolio, will survive in the Combined Portfolio after the Reorganization.  In addition, the Combined Portfolio’s portfolio composition after the transition is expected to resemble that of the Acquiring Portfolio.  Finally, it is expected that the fee structure and pro forma expense ratios of the Combined Portfolio will be the same as the fee structure and expense ratios of the Acquiring Portfolio and different from those of the Acquired Portfolio.

10)        Comment. Capitalization — Provide an explanation of one time proxy project costs referred to in footnote 1 of the capitalization table. Separately refer to merger related costs in footnote 1 and disclose the amount of $62,600 in the note.

Response. In response to the staff’s comments, footnote 1 to the Capitalization table has been revised to state that: “(1) Reflects adjustments for expenses of the Reorganization to be borne by BlackRock Large Cap Value Portfolio (approximately $62,600) and transactional costs as a result of the portfolio transitioning.”

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:                                 Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Christopher C. Okoroegbe

Counsel

ING U.S. Legal Services

Jeffrey S. Puretz

Partner

Dechert LLP

[ING FUNDS LOGO]

December 2, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Investors Trust (on behalf of ING T. Rowe Price Equity Income Portfolio) (File No. 333-170125)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:                                 Jeffrey S. Puretz, Esq.

Dechert LLP